Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2017

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2017

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Commerz Market LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Commerz Markets LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 26, 2018

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2017

(dollars in thousands)

Assets

Cash	$	4,637
Securities purchased under agreements to resell segregated under federal and other regulations		26,380
Securities purchased under agreements to resell		206,329
Deposits with clearing organizations		27,087
Securities borrowed		13,727
Receivable from broker-dealers and clearing organizations		15,391
Receivable from customers		11,656
Financial instruments owned, at fair value (none pledged as collateral)		1,124
Accrued interest and dividends receivable		968
Other assets		4,815
Total assets	$	312,114

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase	$	48,692
Securities loaned		13,727
Payable to broker-dealers and clearing organizations		11,656
Payable to customers		12,864
Payable to noncustomers		106
Accrued interest and dividends payable		2,316
Accounts payable, accrued expenses, and other liabilities		8,858
Total liabilities		98,219
Member's equity		213,895
Total liabilities and Member's equity	$	312,114

The accompanying notes are an integral part of this statement of financial condition.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

1. **Organization and Nature of Business**

   Commerz Markets LLC (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Commerzbank AG (the "Parent" or "Member"), a financial institution organized under the laws of the Federal Republic of Germany. The Company is a member of Financial Industry Regulatory Authority ("FINRA"), National Futures Association and various securities exchanges. The U.S. dollar ($) is the functional currency of the Company.

   The Company acts as a broker and/or dealer in equity securities, corporate debt securities, and government securities. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. Additionally, the Company provides investment banking services in connection with corporate transactions and provides custody services to the Parent.

2. **Significant Accounting Policies**

   a. **Basis of Financial Information**
   The financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

   b. **Cash and Cash Equivalents**
   Cash and cash equivalents can consist of cash and highly liquid investments with original maturities of less than three months. As of December 31, 2017, only cash was held.

   c. **Financial Instruments Owned and Sold, at Fair Value**
   Customers buy and sell securities through the Company on a principal or agency basis. Principal transactions with customers or other counterparties are recognized on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased. Realized and unrealized gains and losses are reported as part of revenues from trading, net, in the statement of income.

   d. **Fair Value Measurements**
   The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification" or "ASC") 820 *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820 *Fair Value Measurement*, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. In valuing its positions, the Company uses listed market prices for exchange traded securities and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities.

e. **Resale and Repurchase Agreements**
Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) are treated as short-term collateralized financing transactions, which are collateralized by U.S. government securities and are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under ASC 210-20-45-11 *Balance Sheet Offsetting*. Interest on reverse repurchase agreements and repurchase agreements is recorded on accrual basis and is reported as part of accrued interest and dividends receivable and accrued interest and dividends payable, respectively.

f. **Securities Borrowing and Lending Activities**
Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit, or other collateral with the lender and are recorded at the amount of cash collateral or fair value of other collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. Interest on securities borrowed and securities loaned transactions is recorded on the accrual basis and is reported as part of accrued interest and dividends receivable and accrued interest and dividends payable, respectively. In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition which is carried at fair value, representing the securities received (Collateral accepted for securities loaned), and a liability for the same amount, representing the obligation to return those securities (Obligations to return collateral accepted for securities loaned).

g. **Collateral**
At December 31, 2017, the estimated fair values of collateral received that can be sold or repledged by the Company, before reflecting the $30 million offsetting under ASC 210-20-45-11 *Balance Sheet Offsetting*, are $0.3 billion and the estimated fair values of the portions of collateral received that have been sold or repledged by the Company, before reflecting the $30 million offsetting, are $0.1 billion.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

h. Underwriting Fees

Underwriting fees include gains, losses, and fees, net of direct related expenses, arising from securities offerings in which the Company acts as an underwriter of corporate debt and equity securities. Underwriting revenues are recorded at the time the underwriting is completed and the income is reasonably determinable.

i. Commissions and Fees

Commission and fee income include sales credits and fees earned for custody services provided. Commission income and commission expenses on agency transactions are recorded on a trade date. Custody fees are charged to customers monthly based on the end of period net asset value and transaction activity. Also included are fees earned primarily through advising on mergers, acquisitions, and structured finance. Fees generated in relation to a specific transaction or project are recognized when the transaction or project is substantially complete.

j. Translation of Foreign Currencies

End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies. Transactions denominated in foreign currencies that affect the statement of income are translated at the rate in effect at the date of the transaction.

k. Income Taxes

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of Commerzbank AG New York Branch (the "Branch"). There are no uncertain tax positions through Decembers 31, 2017. Currently, years after 2013 are subject to audit.

l. Employee Compensation and Benefits

The Company participates in several retirement plans sponsored and administered by the Branch. As a result, the Company accounts for its participation in these plans in a manner similar to that of participation in multiemployer benefit plans. This requires recognition of the cost of participation in the plan during the year, and does not require recognition of the Company's share of the net obligation of the plans sponsored by the Branch. The cost that is recognized by the Company is an allocation of total Branch retirement benefit cost, based on the Company's share of total participants in the plan. The costs of these plans are charges to the Company as staff-related costs.

m. Legal Fees

The Company makes an estimate for legal fees and litigation settlement costs, which are accrued at the time when the Company becomes aware of the claim.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

n. New Accounting Pronouncements

In March 2017, the FASB amended accounting principles related to retirement benefits (ASC 715 *Compensation–Retirement Benefits*). The amendment provides improvement for the presentation of net periodic pension cost and net periodic postretirement benefit cost. The amendment effective in 2018 is not expected to significantly affect the Company's financial statements.

In August 2016, the FASB amended accounting principles related to certain cash receipts and cash payments (ASC 230 *Statement of Cash Flow)*. The amendments improve current GAAP because they provide guidance for eight specific cash flow issues reducing the current and potential future diversity in practice. The eight cash flow issues are the following: 1) Debt Prepayment or Debt Extinguishment Costs, 2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates that are Insignificant in Relation to the Effective Interest Rate of the Borrowing, 3) Contingent Consideration Payments made after a Business Combination, 4) Proceeds from the Settlement of Insurance Claims, 5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies, 6) Distributions Received from Equity Method Investees, 7) Beneficial Interests in Securitization Transactions, 8) Separately Identifiable Cash Flows and Application of the Predominance Principle. In addition, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and the end-of-period total amounts shown on the statement of cash flows. The amendment effective in 2018 is not expected to significantly affect the Company's financial statements.

In March 2016, the FASB amended accounting principles related to stock compensation (ASC 718 *Compensation—Stock Compensation*). Further amendments have been made in May 2017. The amendments provide improvements to the employee share-based payment accounting and provide clarity and reduce both (1) diversity in practice and (2) cost and complexity. The amendments provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modifications to its accounting policy. The amendments effective in 2018 are not expected to significantly affect the Company's financial statements.

In February 2016, the FASB amended accounting principles related to leases (ASC 842 *Leases*). The amendment aims at increasing transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendment effective in 2019 is being analyzed by the Company.

In January 2016, the FASB amended accounting principles related to recognition and measurement of financial assets and financial liabilities (ASC 825 *Financial Instruments*). The amendment among others requires 1) equity investments to be measured at fair value with changes in fair value recognized in net income, or at cost minus impairment if no readily determinable fair value exists; and 2) an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendment effective in 2018 is not expected to significantly affect on the Company's financial statements.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

In May 2014, the FASB amended accounting principles related to revenue from contracts with customers (ASC 606 *Revenue from Contracts with Customers*). The amendment requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB subsequently issued several additional updates which provide further clarity on topics including principal versus agent considerations, identifying performance obligations, and application to licensing arrangements. The Company's implementation efforts includes identifying revenues and costs within the scope of the amendment and analyzing its existing revenue recognition policies. The Company has identified that deal related expenses relating to investment banking services will be presented on a gross basis upon adoption of this amendment, resulting in higher investment banking revenues and relevant expenses. The Company has concluded that adoption of this amendment will not result in a change in the timing or amount of revenue recognized. The Company will adopt this amendment in January 2018 using a modified retrospective approach.

3. Related Party Transactions

The Company engages in transactions with the Parent and its affiliates in the ordinary course of its business which are governed by agreements among the parties. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized and uncommitted line of credit totaling €3.8 billion (equivalent to $4.6 billion as of December 31, 2017) with Commerzbank AG Grand Cayman Branch for which it pays no fees and carries a market interest rate. There was no outstanding borrowings against this line at December 31, 2017. In addition, the Company has subordinated borrowings with an affiliate (Note 11).

The Company has been provided with a letter of comfort from the Parent whereby the Parent will ensure that the Company is able to meet its contractual liabilities, except in the case of political risks. The term political risk refers to complications the Company may face as a result of political decisions, political and/or regulatory instability, embargos or other changes due to non-market factors.

The Company's related party assets and liabilities at December 31, 2017 are as follows:

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

(dollars in thousands)

Assets

Cash	$	3,319
Securities purchased under agreements to resell		20,079
Receivable from broker-dealers and clearing organizations		12,605
Accrued interest and dividends receivable		12
Other assets		1,231

Liabilities

Securities sold under agreements to repurchase	45,692
Securities loaned	13,727
Payable to broker-dealers and clearing organizations	11,656
Payable to customers	259
Payable to noncustomers	106
Accrued interest and dividends payable	70
Accounts payable, accrued expenses and other liabilities	2,294

4. Fair Value of Assets and Liabilities

In accordance with ASC 820 *Fair Value Measurement*, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 securities include those traded on active exchanges as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2017, is as follows:

(dollars in thousands)

Description	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets For Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities purchased under agreements to resell segregated under federal and other regulations	$ 26,380	$ -	$ -	$ 26,380
Financial instruments owned				
Equities	-	-	1,124	1,124
	$ 26,380	$ -	$ 1,124	$ 27,504

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

The fair values of other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates. There were no transfers between levels of the fair value hierarchy during the year.

The fair value hierarchy for assets and liabilities not carried at fair value as of December 31, 2017, is as follows:

(dollars in thousands)

Description	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash	$ 4,637	$ 4,637	$ 4,637	$ -	$ -
Securities purchased under agreements to resell	206,329	206,329	-	206,329	-
Deposits with clearing organizations	27,087	27,087	-	27,087	-
Securities borrowed	13,727	13,727	-	13,727	-
Receivable from broker-dealers and clearing organizations	15,391	15,391	-	15,391	-
Receivable from customers	11,656	11,656	-	11,656	-
Liabilities					
Securities sold under agreements to repurchase	$ 48,692	$ 48,692	$ -	48,692	$ -
Securities loaned	13,727	13,727	-	13,727	-
Payable to broker-dealers and clearing organizations	11,656	11,656	-	11,656	-
Payable to customers	12,864	12,864	-	12,864	-
Payable to noncustomers	106	106	-	106	-

5. Securities Finance

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in case of a default, insolvency or bankruptcy.

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2017:

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

(dollars in thousands)

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Collateral Not Offset in the Statement of Financial Condition	Net Exposure
Assets					
Securities purchased under agreements to resell	$ 236,567	$ (30,238)	$ 206,329	$ (205,926)	$ 403
Securities borrowed	13,727	-	13,727	(13,302)	425
Liabilities					
Securities sold under agreements to repurchase	$ 78,930	$ (30,238)	$ 48,692	$ (49,021)	$ 329
Securities loaned	13,727	-	13,727	(13,302)	-

The following table presents information about the disaggregation of the gross obligation and remaining contractual tenor for repurchase agreements and securities loaned transactions as of December 31, 2017:

(dollars in thousands)

	Overnight and Continuous	Up to 30 days	Greater than 90 days	Total
Securities sold under agreements to repurchase				
U.S. government obligations	$ 68,406	$ -	$ -	$ 68,406
Corporate debt securities	-	10,524	-	10,524
Total borrowings	$ 68,406	$ 10,524	$ -	$ 78,930
Securities loaned:				
U.S. government obligations	2,505			2,505
Corporate debt securities	11,222			11,222
	$ 13,727	$ -		$ 13,727

There were no significant changes in the fair value of the collateral pledged arising from default risk, due to the short-term nature of the repurchase agreements and securities loaned transactions.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

6. **Deposits with Clearing Organizations**

Deposits with clearing organizations include cash deposited with clearing organizations to meet their margin requirements.

7. **Receivable From and Payable to Broker-Dealers and Clearing Organizations**

At December 31, 2017, receivable from and payable to broker-dealers and clearing organizations consists of the following:

(dollars in thousands)

Receivable from broker-dealers and clearing organizations		
Securities failed to deliver	$	12,605
Clearing organizations		2,786
	$	15,391
Payable to broker-dealers and clearing organizations		
Securities failed to receive	$	11,656
	$	11,656

8. **Receivable From and Payable to Customers and Noncustomers**

Receivables from and payables to customers and noncustomers include receivables from securities fail to deliver and payables on securities fail to receive transactions, amounts due on margin and cash transactions.

9. **Trading Activities**

The Company's trading activities are both customer-driven and market-making in nature. Its activities include domestic and international brokerage.

At December 31, 2017, financial instruments owned represent a shareholding in a clearing organization:

(dollars in thousands)	Financial Instruments Owned
Equities	$ 1,124

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

10. Employee Compensation and Benefits

The Company participates in the Branch's employee retirement plans, the retirement saving account and the 401 (k) plan. Substantially all employees of the Company participate in the retirement saving account and the 401 (k) plan and employee contributions to the 401 (k) plan are matched up to a specified limit. The Company also has defined benefit pension plans. These defined benefit pension plans are no longer offered to employees but have an impact to the Company's statement of financial condition due to valuation results.

The Company also participates in the Commerzbank AG Share Awards ("Share Awards"). Share Awards are granted to eligible employees in lieu of cash when the cash amount of individual bonus exceeds a certain threshold. A Share Award is an unfunded promise to pay in cash an amount equal to a certain number of shares of Commerzbank AG shares, provided the stipulated requirements have been met. Eligible employees will also receive dividend and subscription rights in cash equivalents to the extent dividends are paid and subscription rights are granted to common stock shareholders of Commerzbank AG shares during the vesting period. Since the arrangement is settled in cash, it is classified as a liability award. Details of the outstanding Share Awards, adjusted for share consolidation, are as follows:

Date of Grant	Term	Price at Grant Date	Shares Granted	Unvested Shares at December 31, 2016	Vested Shares	Adjusted/ Forfeited Shares	Unvested Shares at December 31 2017
March 2014	Long	17.03	7,671	1,823	(1,823)	-	-
March 2015	Long	13.71	6,567	2,919	-	-	2,919
March 2016	Long	9.05	3,869	3,869	-	-	3,869
March 2017	Short	8.00	18,000	-	(18,000)	-	-
March 2017	Long	8.00	12,000	-	-	-	12,000

Payment for long-term Share Awards will be made three and a half years after the date of grant and payment for short-term Shares Awards will be made seven months after the date of grant based on average closing price on all trading days in the month of September.

The Share Awards are expensed over the service period and adjusted accordingly to changes in the Share Award's fair value. At December 31, 2017, the accrued compensation relating to the Share Awards was $0.6 million. At December 31, 2017, $0.3 million of unrecognized compensation costs relating to the Share Awards remain to be amortized over the service periods.

In addition to the above plans, the Company participates in cash-based bonus programs for employees, for which $0.7 million was accrued at December 31, 2017.

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

11. **Subordinated Borrowings**

The Company has a revolving subordinated credit agreement for $450 million with Commerzbank AG Grand Cayman Branch with a scheduled maturity date of April 15, 2019. The subordinated credit agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings, which should be at three-month London Interbank Offered Rate ("LIBOR") plus 60 basis points. As of December 31, 2017, the Company has no outstanding subordinated borrowings against this credit agreement.

The revolving subordinated credit agreement has been approved by the FINRA for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission ("SEC"). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

12. **Commitments and Contingencies**

There are certain legal actions pending against the Company arising out of its normal business operations. Management believes that no such action could reasonably be expected to have a material adverse effect on the Company's financial position.

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

In the normal course of business, the Company enteres into underwriting transactions. At December 31, 2017, there was no open contractual commitments relating to underwriting transactions.

At December 31, 2017, the Company has commitments to sell U.S. government securities under repurchase agreements with notional amount of $1.0 billion.

13. **Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties**

Credit Risk
The Company's trading activities expose it to credit risk. This risk arises from the possibility that the counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

Market risk also covers the liquidity risk, where the main tasks range from identifying, measuring, monitoring and reporting on economic liquidity risks with conceptual challenges regarding liquidity risk management. The impact of entity-specific and market-related events with regard to the Company's liquidity position is analyzed by determining a wide range of applied stress scenarios on the basis of the internal liquidity risk model.

Operational Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk — the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.

- Technological Risk — the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Notes to the Statement of Financial Condition
December 31, 2017

Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk — the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

- Financial Control Risk — the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

14. Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's Customer Protection Rule (Rule 15c3-3), $26.3 million of U.S. government securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2017.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital under the "alternative method" permitted by the rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). The Company had $24.3 million aggregate debit balances arising from customer transactions at December 31, 2017. At December 31, 2017, the Company's net capital was $179.7 million and was $178.7 million in excess of its required capital of $1 million.

15. Subsequent Events

The Company has performed an evaluation of subsequent events. On February 5, 2018, the Company received regulatory approval from FINRA to extend the maturity date of the existing revolving subordinated credit agreement by one year to April 15, 2020. There have been no other subsequent events that would require recognition or disclosure in the financial statements as of December 31, 2017 or for the year then ended.